

Mail Stop 3720

January 29, 2010

Mr. David Briones
Principal Financial Officer
Clear-Lite Holdings, Inc.
102 NE 2nd Street #400
Boca Raton, Florida 33432-3908

RE: **Clear-Lite Holdings, Inc.**
        Form 10-K for the year ended July 31, 2009
        Filed November 16, 2009
        Form 10-Q for the quarterly period ended October 31, 2009
        Filed December 21, 2009
        File No. 0-52877

Dear Mr. Briones:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended October 31, 2009

Note 10 Restatement, page 21

1. We note that you have determined that the financial statements for the period from January 1, 2009 until July 31, 2009 needed to be restated due to a misclassification. Please file an Item 4.02 Form 8-K as soon as possible disclosing that this period presented for the fiscal year ended July 31, 2009 should not longer be relied upon and accordingly amend your Form 10-K for this period.

2. We note that you originally recorded a beneficial conversion feature in your Form 10-K related to the convertible debt. You have since determined that the embedded conversion option requires bifurcation and will be accounted at fair value. In your amended filing you should reverse the beneficial conversion option and any related accretion.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director